JMP Securities LLC

Statement of Financial Condition
December 31, 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Jackson 415-835-3979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Raymond Jackson_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____JMP Securities LLC_____ , as
of _____December 31_____ , 20_16____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

Managing Director, Chief Financial Officers
_____
Title

Please See attached Notarization - Notary Public
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _San Francisco_

Subscribed and sworn to (or affirmed) before me on this _23rd_ day of _February_, 20_17_, by _____
_____ _Raymond JACKSON_ _____ ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



MAHESH PATEL
Commission # 2113077
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2019

(Seal)   Signature_____



Report of Independent Registered Public Accounting Firm

To the Management of JMP Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JMP Securities LLC (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 27, 2017

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

JMP Securities LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$37,571,779
Marketable securities owned, at fair value	8,316,593
Investment banking fees receivable, net (allowance for doubtful accounts of $0 at December 31, 2016)	5,680,865
Receivable from clearing broker	6,586,273
Due from affiliates	6,549,947
Other assets	1,166,385
Total assets	$65,871,842

Liabilities and Member's Equity

Liabilities

Marketable securities sold, but not yet purchased, at fair value	$ 4,746,558
Accrued compensation and benefits	24,382,547
Accounts payable and accrued expenses	2,353,181
Due to affiliates	162,500
Payable to broker-dealers	12,349
Deferred compensation liability	898,755
Total liabilities	32,555,890
Liabilities subordinated to claims of general creditors (Note 6)	15,000,000
Commitments and contingencies (Note 7)	
Member's equity	18,315,952
Total liabilities and member's equity	$65,871,842

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

JMP Securities LLC (the "Company"), is a full service investment bank that provides investment banking and equity research services to corporate and institutional clients. The Company is a wholly-owned, indirect subsidiary of JMP Group LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned and Marketable securities sold, but not yet purchased, are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the line item "Principal transactions" in the accompanying Statement of Operations.

The Fair value of the Company's financial instruments is generally obtained from quoted market prices or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology and other factors generally pertinent to the valuation of financial instruments.

Marketable securities owned and securities sold, but not yet purchased, consist of U.S. listed and OTC securities whose value is determined based on quoted market prices.

See Note 5 of the Notes to the Financial Statements for the disclosures related to the fair value of the Company's marketable securities and other investments.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Investment Banking Fees Receivable

Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. There was no allowance for doubtful account as of December 31, 2016 related to investment banking fees receivable.

Receivable from Clearing Broker and Payable to Other Broker-Dealers

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Included in receivables are (i) commissions related to securities transactions generated in December 2016 and paid in January 2017, net of clearing costs, (ii) proceeds from short sales on deposit with brokers that cannot be removed unless the securities are delivered, (iii) cash on deposit with the Company's clearing broker and (iv) net receivable arising from unsettled trades. At December 31, 2016, the Company had $4,746,558 of proceeds from short sales and $250,000 of cash on deposit with its clearing broker. Included in payables are commissions to other broker-dealers related to commission sharing agreements.

Due from/to Affiliates

Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on their behalf. Due to affiliates mainly consists of payables to the Parent for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 6. Due from/to affiliates balances are settled through intercompany accounts.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of JMP Group Inc., a wholly-owned, direct subsidiary of the Parent, for federal income tax purposes. All tax liabilities or receivables accrued by the Company, are settled by cash through intercompany accounts. As of December 31, 2016, the Company had due from affiliate of $3.4 million related to income taxes.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company has analyzed its tax positions for all open tax years, which are 2013 through 2015 for federal income tax purposes and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition. Therefore, the Company has not recorded any liabilities for uncertain income tax positions for the year ended of December 31, 2016.

Share-Based Compensation

Under the JMP Group 2007 Equity Award Plan, the Parent has granted RSUs, share options and SARs to certain employees of the Company. These awards generally have two to three-year requisite service periods and, in some cases, have post-vesting sale and transfer restrictions. In the event of a change in control or corporate transactions, these awards will vest immediately prior to the effective date of such an event.

Deferred Compensation Liability

Certain employees receive a portion of their performance-based bonuses in the form of deferred compensation. The deferred compensation typically vests over two years.

3. **Contributions and Distributions from/to Parent**

For the year ended December 31, 2016, the Company recorded distributions to the Parent which consist of (i) cash distributions, (ii) related to withholding taxes on RSU vesting, whereby the Parent's shares were issued to the Company's employees net of applicable withholding taxes, and therefore, such withheld shares were deemed to have been purchased by the Parent and (iii) distributions related to payments of distribution equivalents on unvested RSUs on behalf of the Parent. For the same period, the Company recorded contributions from the Parent of related to share-based compensation awards by the Parent to the employees of the Company.

4. **Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company provides the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company did not own any Level 2 financial instruments at December 31, 2016.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources. The Company did not own any Level 3 financial instruments at December 31, 2016.

The following tables provide fair value information related to the Company's financial assets and liabilities at December 31, 2016:

| | At December 31, 2016 | |
	Carrying	Fair Value
Assets		
Cash and cash equivalents	$ 37,571,779	$ 37,571,779
Marketable securities owned	8,316,593	8,316,593
Receivable from clearing broker	6,586,273	6,586,273
Total assets	$ 52,474,645	$ 52,474,645
Liabilities		
Marketable securities sold, but not yet purchased	$ 4,746,558	$ 4,746,558
Total liabilities	$ 4,746,558	$ 4,746,558

| | Assets at Fair Value as of December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Cash and cash equivalents	$ 37,571,779	-	-	$ 37,571,779
Marketable securities owned	8,316,593	-	-	8,316,593
Receivable from clearing broker	6,586,273	-	-	6,586,273
Total assets:	$ 52,474,645	$ -	$ -	$ 52,474,645

| | Liabilities at Fair Value as of December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value				
Marketable securities sold, but not yet purchased	$ 4,746,558	$ -	$ -	$ 4,746,558

Transfers between levels of the fair value hierarchy result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets and are recognized at the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.

There were no transfers in/out of Level 1 or Level 2 during the year ended December 31, 2016.

In addition, there were no transfers in/out of Level 3 during the year ended December 31, 2016.

5. Liabilities Subordinated to Claims of General Creditors

JMP Capital LLC, a wholly-owned, indirect subsidiary of the Parent, has made five loans to the Company under certain subordinated loan agreements. Such subordinated loan agreements and subsequent amendments were approved by the FINRA.

Borrowings under the subordinated loan agreements as of December 31, 2016 consisted of the following:

JMP Capital LLC	
Interest at 13% matures on January 31, 2017	$ 4,000,000
JMP Capital LLC	
Interest at 13% matures on July 31, 2017	5,000,000
JMP Capital LLC	
Interest at 13% matures on September 30, 2017	2,500,000
JMP Capital LLC	
Interest at 13% matures on October 31, 2017	2,500,000
JMP Capital LLC	
Interest at 13% matures on October 31, 2017	1,000,000
	$15,000,000

Interest expense on these subordinated loans for the year ended December 31, 2016 was $1,950,000.

Liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Related Party Transactions

During the year ended December 31, 2016, the Company made certain payments to vendors on behalf of the Parent and its subsidiaries and was subsequently reimbursed in cash in the amount of $1,018,768. All due from/to affiliates amounts are settled through intercompany accounts. Included in assets as of December 31, 2016 are amounts due from the Parent and it's subsidiaries of $6,549,947. Included in liabilities as of December 31, 2015 are amounts due to the Parent and its subsidiaries of $162,500.

7. Commitments and Contingencies

The Company holds a revolving line of credit with City National Bank (the "Lender") to be used for regulatory capital purposes during its securities underwriting activities. The unused portion of the line bears interest at the rate of 0.25% per annum, paid monthly. On April 26, 2016, the Company entered into an amendment to its credit agreement with the Lender (the "Amendment"). Pursuant to the Amendment, the $20.0 million line of credit held at the Company, which was scheduled to mature on May 6, 2016, was renewed for one year. The Amendment was approved by the FINRA on May 13, 2016 and any borrowing on this line of credit would qualify as equity capital in computing net capital under Rule 15c3-1. On May 6, 2017, any existing outstanding amount will convert to a loan maturing the following year. There were no borrowings on this line of credit as of December 31, 2016. JMP Holding LLC has guaranteed the obligations under the line of credit pursuant to a General Continuing Guaranty dated as of April 8, 2011.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2016, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

8. Litigation

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Generally, given the inherent difficulty of predicting the outcome of matters the Company is involved in, particularly cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution. For these matters, no reserve is established until such time, other than for reasonably estimable legal fees and expenses. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial condition, results of operations or cash flows.

9. Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $29,673,246, which was $28,568,146 in excess of its required net capital of $1,105,100. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under this exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

10. Guarantees

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2016 have settled with no resulting liability to the Company. For the year ended December 31, 2016, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2016.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

11. Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, National Financial Services LLC. The clearing broker is also the primary source of short-term financing for the Company's security trading, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's securities owned may be pledged by the clearing broker. As of December 31, 2016, there were no borrowings from the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and commissions earned from customer transactions. As of December 31, 2016 the Company's cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in market risk as the Company's ultimate obligation to

satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the Statement of Financial Condition. These securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

12.   Employee Benefits

All salaried employees of the Company are eligible to participate in the JMP Group 401(k) Plan after three months of employment. Participants may contribute up to the limits set by the U.S. Internal Revenue Service. The Company contributes a match of 100% of each participant's contributions to the JMP Group 401(k) Plan up to a maximum of 3% of the participant's compensation plus 50% of the participant's elective deferrals between 3% and 5%. All participants are immediately vested 100% on matched contributions. As of December 31, 2016, the Company had accrued liability of $1.2 million related to 401(k) Plan matching.

13.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2016, which is the date the financial statements were issued.

On January 27, 2017, an amendment extending the maturity date of the $4,000,000 subordinated borrowing described in Note 6 from January 31, 2017 to January 31, 2018 was approved by the FINRA.